Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Second Quarter 2026 Financial Results

BEIJING, August 20, 2026 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s adult online education market and China’s adult personal interest learning market, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial and Operational Snapshots

•	Net revenues were RMB406.4 million (US$59.9 million), compared to RMB539.0 million in the second quarter of 2025.

•	Gross billings (non-GAAP) were RMB286.2 million (US$42.2 million), compared to RMB400.3 million in the second quarter of 2025.

•	Gross profit was RMB349.2 million (US$51.5 million), compared to RMB469.4 million in the second quarter of 2025.

•	Net income was RMB83.5 million (US$12.3 million), compared to RMB126.6 million in the second quarter of 2025.

•	Net income margin[1] was 20.5%, compared to 23.5% in the second quarter of 2025.

•	New student enrollments[2] were 95,280, compared to 159,154 in the second quarter of 2025.

•	As of June 30, 2026, the Company’s deferred revenue balance was RMB433.5 million (US$63.9 million), compared to RMB585.3 million as of December 31, 2025.

1 Net income margin is defined as net income as a percentage of net revenues.

2 New student enrollments for a given period refer to the total number of orders placed by students that newly enroll in at least one course during that period, including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses, such as “mini courses” and “RMB1 courses”, which we offer in the form of recorded videos or short live streaming, to strengthen our competitiveness and improve customer experience.

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, commented, “During the second quarter of 2026, we continued to refine our course offerings and customer acquisition activities in response to evolving learner needs. Our focus remained on strengthening the quality and sustainability of the business while continuing to improve operating efficiency. In May 2026, we announced a new share repurchase program, reflecting our confidence in the Company’s long-term prospects and intrinsic value. Looking ahead, we will continue to improve our products and services and pursue new opportunities at a measured pace.”

Mr. Hangyu Li, Finance Director of Sunlands, added, “In the second quarter of 2026, net revenues were RMB406.4 million and net income was RMB83.5 million, representing a net income margin of 20.5%. We delivered our 21st consecutive profitable quarter, supported by disciplined cost management, while gross billings per new student enrollment increased by 19.4% year-over-year. With a solid liquidity position, we retain the flexibility to invest selectively in courses, services and technology, advance our share repurchase program, and maintain prudent capital allocation.”

Financial Results for the Second Quarter of 2026

Net Revenues

In the second quarter of 2026, net revenues decreased by 24.6% to RMB406.4 million (US$59.9 million) from RMB539.0 million in the second quarter of 2025. The decrease was primarily due to the year-over-year decline in gross billings.

Cost of Revenues

Cost of revenues decreased by 17.9% to RMB57.2 million (US$8.4 million) in the second quarter of 2026 from RMB69.6 million in the second quarter of 2025. The decrease was mainly due to declined service fees paid to educational institutions.

Gross Profit

Gross profit decreased by 25.6% to RMB349.2 million (US$51.5 million) in the second quarter of 2026 from RMB469.4 million in the second quarter of 2025.

Operating Expenses

In the second quarter of 2026, operating expenses were RMB265.7 million (US$39.2 million), representing a 22.5% decrease from RMB342.6 million in the second quarter of 2025.

Sales and marketing expenses decreased by 24.5% to RMB228.4 million (US$33.7 million) in the second quarter of 2026 from RMB302.5 million in the second quarter of 2025. The decrease was mainly due to the decreases of compensation for sales personnel and the spending on branding and marketing activities focused on interest courses offerings.

General and administrative expenses decreased by 4.0% to RMB31.8 million (US$4.7 million) in the second quarter of 2026 from RMB33.2 million in the second quarter of 2025.

Product development expenses decreased by 20.8% to RMB5.5 million (US$0.8 million) in the second quarter of 2026 from RMB6.9 million in the second quarter of 2025. The decrease was mainly due to declined compensation expenses related to the Company’s product development personnel.

Net Income

Net income for the second quarter of 2026 was RMB83.5 million (US$12.3 million), as compared to RMB126.6 million in the second quarter of 2025.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB12.58 (US$1.85) in the second quarter of 2026, as compared to RMB18.75 in the second quarter of 2025.

Cash, Cash Equivalents and Short-term Investments

As of June 30, 2026, the Company had RMB520.6 million (US$76.7 million) of cash, cash equivalents and RMB336.9 million (US$49.6 million) of short-term investments, as compared to RMB576.8 million of cash, cash equivalents and restricted cash and RMB235.9 million of short-term investments as of December 31, 2025.

Deferred Revenue

As of June 30, 2026, the Company had a deferred revenue balance of RMB433.5 million (US$63.9 million), as compared to RMB585.3 million as of December 31, 2025.

Share Repurchase

On May 29, 2026, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$50.0 million of Class A ordinary shares in the form of ADSs over the next 36 months.  As of August 17, 2026, the Company had repurchased an aggregate of 680,353 ADSs for approximately US$2.3 million under the share repurchase program.

Financial Results for the First Six Months of 2026

Net Revenues

In the first six months of 2026, net revenues decreased by 17.5% to RMB847.0 million (US$124.8 million) from RMB1,026.6 million in the first six months of 2025. The decrease was primarily due to the year-over-year decline in gross billings.

Cost of Revenues

Cost of revenues decreased by 17.8% to RMB116.7 million (US$17.2 million) in the first six months of 2026 from RMB142.0 million in the first six months of 2025. The decrease was mainly due to declined cost of revenues from sales of goods such as learning materials and books and decreased service fees paid to educational institutions.

Gross Profit

Gross profit decreased by 17.5% to RMB730.3 million (US$107.6 million) from RMB884.7 million in the first six months of 2025.

Operating Expenses

In the first six months of 2026, operating expenses were RMB550.0 million (US$81.1 million), representing a 19.6% decrease from RMB683.8 million in the first six months of 2025.

Sales and marketing expenses decreased by 22.0% to RMB470.2 million (US$69.3 million) in the first six months of 2026 from RMB603.0 million in the first six months of 2025. The decrease was mainly due to the decreases of compensation for sales personnel and the spending on branding and marketing activities focused on interest courses offerings.

General and administrative expenses increased by 0.1% to RMB67.7 million (US$10.0 million) in the first six months of 2026 from RMB67.6 million in the first six months of 2025.

Product development expenses decreased by 8.3% to RMB12.1 million (US$1.8 million) in the first six months of 2026 from RMB13.2 million in the first six months of 2025.

Net Income

Net income for the first six months of 2026 was RMB160.3 million (US$23.6 million), compared with RMB201.8 million in the first six months of 2025.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB24.05 (US$3.54) in the first six months of 2026, compared with RMB29.87 in the first six months of 2025.

Outlook

For the third quarter of 2026, Sunlands currently expects net revenues to be between RMB330 million to RMB350 million, which would represent a decrease of between 33.1% to 36.9% year-over-year. The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7851 to US$1.00, the effective noon buying rate for June 30, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2026, or at any other rate.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is a leader in China’s adult online education market and China’s adult personal interest learning market. With a one to many live streaming platform, Sunlands offers various degree- or diploma-oriented post-secondary courses as well as professional certification preparation, professional skills and interest courses. Students can access the Company's services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expenses, non-GAAP income from operations and non-GAAP net income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. Adjusted EBITDA is defined as net income excluding depreciation and amortization, interest expense, interest income, income tax expenses and impairment loss on long-lived assets. We believe that gross billings, EBITDA and adjusted EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, adjusted EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, and basic and diluted net income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings, EBITDA and adjusted EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)
	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	575,740	520,635	76,732
Restricted cash	1,023	-	-
Short-term investments	235,937	336,876	49,649
Prepaid expenses and other current assets	82,566	93,852	13,832
Deferred costs, current	22,125	14,029	2,068
Total current assets	917,391	965,392	142,281
Non-current assets
Property and equipment, net	662,178	528,254	77,855
Intangible assets, net	250	95	14
Right-of-use assets	99,111	94,324	13,902
Deferred costs, non-current	10,643	6,502	958
Long-term investments	318,791	339,178	49,989
Deferred tax assets	19,104	17,149	2,527
Other non-current assets	19,750	18,274	2,693
Total non-current assets	1,129,827	1,003,776	147,938
TOTAL ASSETS	2,047,218	1,969,168	290,219

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	366,011	317,064	46,730
Deferred revenue, current portion	384,334	266,443	39,269
Lease liabilities, current portion	9,104	9,347	1,378
Total current liabilities	759,449	592,854	87,377

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current portion	200,960	167,011	24,614
Lease liabilities, non-current portion	129,564	123,761	18,240
Deferred tax liabilities	5,786	9,596	1,414
Other non-current liabilities	7,392	6,650	980
Total non-current liabilities	343,702	307,018	45,248
TOTAL LIABILITIES	1,103,151	899,872	132,625

SHAREHOLDERS’ EQUITY
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 3,131,807 and 3,131,807 shares issued as of December 31, 2025 and June 30, 2026, respectively; 2,538,047 and 2,227,653 shares
outstanding as of December 31, 2025 and June 30, 2026, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2025 and June 30, 2026, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 3,332,062 and 3,332,062 shares issued and outstanding
as of December 31, 2025 and June 30, 2026, respectively)	1	1	-
Treasury stock	-	-	-
Statutory reserves	22,440	22,440	3,307
Accumulated deficit	(1,486,011)	(1,325,704)	(195,385)
Additional paid-in capital	2,287,553	2,273,605	335,088
Accumulated other comprehensive income	121,570	100,440	14,803
Total Sunlands Technology Group shareholders’ equity	945,554	1,070,783	157,813
Non-controlling interest	(1,487)	(1,487)	(219)
TOTAL SHAREHOLDERS’ EQUITY	944,067	1,069,296	157,594
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,047,218	1,969,168	290,219

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Three Months Ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues	539,015	406,367	59,891
Cost of revenues	(69,641)	(57,201)	(8,430)
Gross profit	469,374	349,166	51,461

Operating expenses
Sales and marketing expenses	(302,527)	(228,378)	(33,659)
Product development expenses	(6,946)	(5,498)	(810)
General and administrative expenses	(33,150)	(31,811)	(4,688)
Total operating expenses	(342,623)	(265,687)	(39,157)
Income from operations	126,751	83,479	12,304
Interest income	6,734	5,753	848
Interest expense	(273)	-	-
Other income, net	7,240	8,314	1,225
Gain on disposal of subsidiaries	-	661	97
Income before income tax expenses
and loss from equity method investments	140,452	98,207	14,474
Income tax expenses	(13,550)	(14,158)	(2,087)
Loss from equity method investments	(257)	(589)	(87)
Net income	126,645	83,460	12,300

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	126,645	83,460	12,300
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	18.75	12.58	1.85
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,753,895	6,633,622	6,633,622

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Three Months Ended June 30,
	2025	2026
	RMB	RMB	US$
Net income	126,645	83,460	12,300
Other comprehensive (loss)/gain, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(7,885)	(12,510)	(1,844)
Unrealized gain on available-for-sale investments, net of tax effect of nil	11,311	6,510	959
Total comprehensive income	130,071	77,460	11,415
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	130,071	77,460	11,415

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2025	2026
	RMB	RMB
Net revenues	539,015	406,367
Less: other revenues	(60,566)	(51,826)
Add: tax and surcharges	19,761	12,928
Add: ending deferred revenue	814,277	433,454
Add: ending refund liability	77,942	43,368
Less: beginning deferred revenue	(891,617)	(500,548)
Less: beginning refund liability	(98,516)	(57,553)
Gross billings (non-GAAP)	400,296	286,190

Net income	126,645	83,460
Add: income tax expenses	13,550	14,158
Add: depreciation and amortization	7,205	4,783
Add: interest expense	273	-
Less: interest income	(6,734)	(5,753)
EBITDA (non-GAAP)	140,939	96,648
Add: Impairment loss on long-lived assets	-	-
Adjusted EBITDA (non-GAAP)	140,939	96,648

SUNLANDS TECHNOLOGY GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except for share and per share data, or otherwise noted)
	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues	1,026,640	847,027	124,836
Cost of revenues	(141,977)	(116,740)	(17,205)
Gross profit	884,663	730,287	107,631

Operating expenses
Sales and marketing expenses	(602,971)	(470,238)	(69,305)
Product development expenses	(13,188)	(12,092)	(1,782)
General and administrative expenses	(67,609)	(67,680)	(9,975)
Total operating expenses	(683,768)	(550,010)	(81,062)
Income from operations	200,895	180,277	26,569
Interest income	12,141	10,973	1,617
Interest expense	(680)	-	-
Other income, net	13,857	12,955	1,909
Gain on disposal of subsidiaries	-	661	97
Income before income tax expenses
and loss from equity method investments	226,213	204,866	30,192
Income tax expenses	(23,324)	(42,963)	(6,332)
Loss from equity method investments	(1,068)	(1,596)	(235)
Net income	201,821	160,307	23,625

Less: Net loss attributable to non-controlling interest	-	-	-
Net income attributable to Sunlands Technology Group	201,821	160,307	23,625
Net income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	29.87	24.05	3.54
Weighted average shares used in calculating net income
per ordinary share:
Basic and diluted	6,756,532	6,664,889	6,664,889

SUNLANDS TECHNOLOGY GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB	US$
Net income	201,821	160,307	23,625
Other comprehensive (loss)/gain, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(11,481)	(21,666)	(3,193)
Unrealized gain on available-for-sale investments, net of tax effect of nil	52	536	79
Total comprehensive income	190,392	139,177	20,511
Less: comprehensive income attributable to non-controlling interest	-	-	-
Comprehensive income attributable to Sunlands Technology Group	190,392	139,177	20,511

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2025	2026
	RMB	RMB
Net revenues	1,026,640	847,027
Less: other revenues	(119,486)	(112,355)
Add: tax and surcharges	42,051	29,151
Add: ending deferred revenue	814,277	433,454
Add: ending refund liability	77,942	43,368
Less: beginning deferred revenue	(916,510)	(585,294)
Less: beginning refund liability	(112,342)	(64,393)
Gross billings (non-GAAP)	812,572	590,958

Net income	201,821	160,307
Add: income tax expenses	23,324	42,963
Add: depreciation and amortization	14,423	11,953
Add: interest expense	680	-
Less: interest income	(12,141)	(10,973)
EBITDA (non-GAAP)	228,107	204,250
Add: Impairment loss on long-lived assets	-	-
Adjusted EBITDA (non-GAAP)	228,107	204,250